Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Progress Energy, Inc.

Commission File No.: 001-15929

The following materials were posted on the Duke Energy Corporation internal website on
February 24, 2011

Open Forum: All about the Financials
2011 expectations and even reverse stock split get covered

On a day when the company rolled out strong 2010 year-end earnings, CFO Lynn Good tackled that and a few other financial topics at the Feb. 17 Open Forum in Charlotte.

Having talked with financial analysts earlier in the day, Good reviewed 2010 earnings. Duke Energy posted adjusted diluted earnings of $1.43 – 17 percent higher than 2009’s $1.22.

“I don’t want 2010 to be all about the weather,” she said. “We had so many other good things going on. Weather contributed about 13 cents to earnings. But even without it, we would have posted a solid year.”

Good mentioned high capacity factors at the company’s power plants and excellent customer satisfaction as other factors worth noting in 2010.

For investors, there were other positive factors, too – like an increased dividend and a higher total shareholder return than Duke’s peer utilities.

For 2011, Good said the company told analysts it was shooting for a range of $1.35 to $1.40 in adjusted diluted earnings. She explained why that might not sound great after just reporting 2010’s earnings of $1.43.

“If we hadn’t had all that great weather, we would have reported $1.30,” she explained. “We should look at our range in 2011 versus the $1.30.”

Good said she expected the company would be helped in 2011 by overall load growth. Even at 1 percent, Good said that would be positive after the company saw load drop in 2008 and 2009.

She added that collecting funds for capital projects being built and various riders being added to rates were also expected to help the bottom line.

A forward look at the reverse stock split

With the Progress Energy acquisition looming, Good took an opportunity to spell out the rationale behind a proposed reverse stock split, which the company’s board has approved.

The move has prompted some concerns from employees, which Good acknowledged, but said the move makes sense for the company.

In order to dispel concerns that shareholders will lose money, Good, as an example, made various trades with an employee at the meeting using 10 one dollar bills and a $10 bill. Either way the trade happened, the overall money stayed the same.

“We have more outstanding shares (1.3 billion) than anybody else in the industry,” she said. “When we merge with Progress and issue new shares (rising to 2 billion shares before taking into account the reverse split), we would have many times the number of shares of others in the industry.”

Currently, Good said Southern Co. is second among utilities with 800 million shares. It quickly drops after that. Progress Energy, for example, has only 290 million shares.

Why do we have so many shares outstanding?  Good explained the company’s acquisitions over the years (PanEnergy, Westcoast and Cinergy) led to issuing new shares and increasing the number of shares. In addition, the spinoff of Spectra Energy in 2007 lowered the value of Duke Energy’s stock, but did not reduce the number of outstanding shares.

Other money issues

•         Good said the company contributed $400 million to the employee pension fund in 2010 and plans another contribution in 2011. She said it was an important priority to keep the pension fully funded as defined by government requirements.

•         During the fourth quarter, the company made a $40 million donation to the Duke Energy Foundation, the company’s philanthropic arm. Good said the contribution will help Duke support local community activities. She added the foundation had not received any funding from the company since 2007.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.